SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.1)*

				Agrium Inc.
(Name of issuer)

Common Stock
(Title of Class of Securities)

				     008916108

(CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))


Page 1 of 6 Pages


CUSIP No. 008916108		13G		  Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

	MacKay-Shields Financial Corporation		13-2631681

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
	GROUP*
			Not Applicable		(a)
						(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware (United States)

		        5	SOLE VOTING POWER
NUMBER OF		Not Applicable
SHARES
BENEFICIALLY
 		       6   SHARED VOTING POWER
			3,429,400
OWNED BY
EACH		       7	SOLE DISPOSITIVE POWER
REPORTING	 	Not Applicable
PERSON
WITH		       8   SHARED DISPOSITIVE POWER
			3,429,400

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON
	3,429,400

10 CHECK BOX IF THE AGGREGATE AMOUNT IN	ROW (9)
     EXCLUDES CERTAIN SHARES*
	Not Applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	2.5%

12  TYPE OF REPORTING PERSON*
	IA

*SEE INSTRUCTION BEFORE FILLING OUT!


SCHEDULE 13G
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Under the Securities Exchange Act of 1934

ITEM 1 (a)	Name of Issuer:
		Agrium Inc.

ITEM 1 (b)	Address of Issuer's Principal Executive Offices:
			426 - 10333 Southport Road S.W.
			Calgary, Alberta T2W 3X6, Canada

ITEM 2 (a)	Name of Person Filing:
		MacKay-Shields Financial Corporation

ITEM 2  (b)	Address of Principal Business Office:
		9 West 57th Street
		New York, NY 10019

ITEM 2 (c)	Citizenship:
		United States

ITEM 2 (d)	Title of Class of Securities:
		Common Stock

ITEM 2 (e)	CUSIP Number:
		008916108

ITEM 3.            If this statement is filed pursuant to Rules 13d-1 (b), or
		13d-2(b), check whether the person filing is a:

	(a)    [  ]Broker or Dealer registered under Section 15 of the Act
	(b)    [  ]Bank as defined in section 3(a)(6) of the Act
	(c)    [  ]Insurance Company as defined in section 3(a)(19) of the
		Act
	(d) [ ]Investment Company registered under section 8 of the Investment Company Act
	(e) [X]Investment adviser registered under Section 203 of the Investment Advisers Act of 1940
	(f)    [  ]	Employee Benefit Plan, Pension Fund which is subject to
		the provisions of the Employee Retirement Income
		Security Act of 1974 or Endowment Fund; see section
		240.13d-1 (b)(1)(ii)(F)


Page 3 of 6 Pages

SCHEDULE 13G cont.

(g)    [  ]	Parent Holding Company, in accordance with section
		240.13d-l(b)(ii)(G) (Note: See Item 7)

(h)    [  ]	Group, in accordance with section 240.13d-1
		(b)(1)(ii)(H)

ITEM 4.            Ownership.

		If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount Beneficially Owned:
		3,429,400

	(b)	Percent of Class:
		2.5%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote
			Not Applicable

		(ii)	shared power to vote or to direct the vote
			3,429,400

		(iii) 	sole power to dispose or to direct the disposition
			of
			Not Applicable

		(iv)	shared power to dispose or to direct the
			disposition of
			3,429,400


Page  4  of 6  Pages


SCHEDULE 13G cont.


ITEM 5.            Ownership of Five Percent or Less of a Class.

		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

		Not Applicable

ITEM 6.	Ownership of More than Five Percent on Behalf of
		Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

		Clients of the filing investment manager have the right to
		receive 	and the 	ultimate power to direct the receipt of
		dividends from, or the proceeds of the sale of, such
		securities.  No interest of any such clients relates to more
		than 5% of the class.

ITEM 7.	 Identification and Classification of the Subsidiary Which
		Acquired the Security Being Reported on By the Parent
		Holding Company.

		If a parent holding company has filed this Form, so indicate under Item 3 (g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary, and, if applicable, a separate exhibit furnishing the information called for by Rule 13d-l(b)(1)(ii)(G) with respect to non-qualified subsidiaries.

		Not Applicable

ITEM 8.	Identification and Classification of Members of the
		Group.

		If a group has filed this Schedule, so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group.

		Not Applicable


Page 5  of 6 Pages


SCHEDULE 13G cont.


ITEM 9.	Notice of Dissolution of Group

		Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

		Not Applicable

ITEM 10.	Certification

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 8, 1997


Signature:	Jeffry B. Platt

Name/Title:	Jeffry B. Platt, General Counsel



Page 6 of 6 Pages